JCDecaux

SEC MAIL RECEIVED PROCESSING
NOV 0 9 2006
WASH. D.C. 199 SECTION

UNITED STATES SEC[redacted]MMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 2054
U.S.A.

06018486

82-34631

Neuilly-sur-Seine, November 7th 2006

File 82-5247
Issuer : JCDecaux SA
Country : France

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Re : <u>Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)</u>

SUPPL

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- A press release dated October 2, 2006 in relation to JCDecaux winning street furniture and self-service bicycle contract for Aix-en-Provence ;
- A press release dated October 10, 2006 regarding JCDecaux Acquisition of MAG International strengthens Eastern European network ;
- A press release dated October 12, 2006 in relation to JCDecaux winning the contract for tramway furniture and self-service bicycles for the urban community of Marseille Provence Métropole ;
- A press release dated October 13, 2006 in relation to JCDecaux awarding the advertising contract for the Los Angeles Airports ;
- A press release October 16, 2006 regarding Vélo's® in Lyon : a record with 30,058 rentals in one day ;
- A press release dated October 20, 2006 regarding the Paris public tender : SOMUPI, a subsidiary of JCDecaux and Médias et Régies Europe, files a pre-contractual summary request ;
- A press release dated October 25, 2006 regarding to Nine month revenues up 12.6% to €1,382.1 million, supported by solid organic growth.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, danylouise.richet@jcdecaux.fr or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

PROCESSED
NOV 1 6 2006
THOMSON FINANCIAL

Very truly yours.

[signature]

Dany Louise Richet
Legal Affairs
Head of the Stock Market / Company Law Department
Enc.

dlw 11/15

JCDecaux

FILE 82-5247

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JCDecaux wins street furniture and self-service bicycle contract for Aix-en-Provence

Paris, October 2, 2006 - JCDecaux (Euronext Paris: DEC), the number one outdoor advertising company in Europe and in the Asia-Pacific region, and number two worldwide, announced today that it has been awarded a 13-year street furniture and bicycle contract for the city of Aix-en-Provence following a competitive public tender.

The street furniture contract (which is a renewal of a previous concession) includes a total of 224 bus shelters, 220 $2m^2$ Citylight map and information panels, 54 $8m^2$ Senior large format panels, and 12 information columns from the Aquae collection. The contract covers a total of approximately 950 advertising panels.

The contract includes 200 bicycles and 16 Cyclocity® cycle racks which will also be installed. Aix-en-Provence, with a population of 140,000, is the second French city to adopt this means of individual public transport which has enjoyed unprecedented success since it was first launched in Lyon in May 2005.

Cyclocity® (known as Vélo'v® in the greater Lyon area) currently boasts 60,000 subscribers who travel more than 40,000km every day, a distance equal to the circumference of the Earth! According to a BVA opinion poll carried out in May 2006, 66% of the people who use the bicycle hire service are aged between 18 and 34; over 60% are in active employment and more than one third are students. More than 9 out of 10 people polled in Lyon and Villeurbanne consider Vélo'v® to be a very good initiative. This extremely positive public opinion enhances the city's public image and helps to improve the perception of urban life thanks to the many positive effects of greater bicycle use: a more pleasant urban environment, less pollution, exercise is good for people's health, etc.

Commenting Jean-Charles Decaux, Chairman of the Executive Board of JCDecaux, said: *"Our success in winning the Aix-en-Provence contract is further evidence of JCDecaux's commitment to quality and innovation in the Street Furniture market. The adoption of Cyclocity® by Aix-en-Provence reinforces our determination to offer cities and their inhabitants a range of services of the highest possible quality based on our unique know-how and expertise which is the result of our policy of constantly searching for solutions founded on the values of sustainable development. After Vienna (Austria), Cordoba and Gijon (Spain), Lyon and Brussels, this new contract further consolidates our position as the world leader in self-service bicycle hire."*

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,378,284.27 euros - # RCS: 307 570 747 Nanterre - FR 44307570747

JCDecaux

Key Figures for the JCDecaux Group:

- *2005 revenues: €1,745.2m, first half 2006 revenues: €945.8M*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices.*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (200,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *725,000 advertising panels in 48 countries*
- *Present in over 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

FILE 82-5247

JCDecaux

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JCDecaux: Acquisition of MAG International strengthens Eastern European network

Paris, October 10, 2006 - JCDecaux (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific and the number two worldwide, announced today that it has acquired MAG International B.V. through Europlakat International (EPI), its 50/50 joint venture with Affichage Holding SA.

MAG International B.V. owns and operates Metropolis Media which is the number two outdoor advertising company in Slovenia, Croatia, Serbia and Montenegro. Metropolis, which generated net sales of € 17.5 million in 2005, is the market leader in billboards and large format media and operates a network of 8,900 advertising faces.

The Metropolis network is highly complementary to the existing EPI network which is the market leader in street furniture. Combining the two businesses will allow EPI to offer its clients the full range of outdoor media and implement even higher quality media product and services in these important and rapidly growing national markets.

Key Figures for the JCDecaux Group:

- *2005 revenues: €1,745.2m, first half 2006 revenues: €945.8M*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices.*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (200,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *725,000 advertising panels in 48 countries*
- *Present in over 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

FILE 82-5247

JCDecaux wins the contract for tramway furniture and self-service bicycles for the urban community of Marseille Provence Métropole

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Paris, October 12, 2006 - JCDecaux (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific, and the number two worldwide, announced today that it has won the 15-year contract to provide tramway furniture and self-service bicycles for the urban community of Marseille Provence Métropole, following a public tender.

The tramway furniture contract covers a total of 106 tramway shelters and 105 $2m^2$ scrolling Citylight information panels located in and around the various tramway stations. The contract also covers the installation of 1,000 self-service bicycles and 130 Cyclocity® cycle racks. The advertising panels will finance a part of the contract, with the remainder being funded by the local authority. However, its financial contribution will be substantially reduced thanks to the revenues it receives directly from the bicycle rentals in accordance with the contract.

In order to do credit to this contract, a new furniture item will be specifically designed for the tramway network, as part of a major public transport project undertaken by the urban community ahead of inauguration which will be the highlight of 2007.

Marseille Provence Métropole, with its 980,000 inhabitants, is the first urban area in France to adopt Cyclocity (the only means of individual public transport) alongside its tramway network. This twin launch forms part of an overall plan to promote both means of eco-friendly transport and to take full account of the challenges of sustainable development.

Jean-Charles Decaux, Chairman of the Executive Board and Co-Chief Executive Officer of JCDecaux, commented: *"Our success in winning the Marseille Provence Métropole contract – which provides for the joint installation of a tramway system and Cyclocity® within the city of Marseilles – represents a major step forward in the growing awareness among urban communities of the need to adopt intermodal transport strategies. It also reinforces our determination to offer cities and their inhabitants a range of services of the highest possible quality based on the unique know-how and expertise of our people, and on our policy of constantly searching for Street Furniture solutions based on the values of sustainable development. More over, the internationally renowned quality of our maintenance service also benefits local employment as the installation of Cyclocity® in an urban area leads to the creation of a substantial number of new jobs. After Vienna (Austria), Cordoba and Gijon (Spain), Lyons, Brussels and Aix-en-Provence, this new contract further consolidates our position as the world number 1 in self-service bicycle hire."*

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,378,234.27 euros - # RCS: 307 570 747 Nanterre - FR 44307570747

Key Figures for the JCDecaux Group:

- *2005 revenues: €1,745.2m, first half 2006 revenues: €945.8M*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices.*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (200,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *725,000 advertising panels in 48 countries*
- *Present in over 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

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JCDecaux is awarded the advertising contract for the Los Angeles Airports

Paris, October 13, 2006 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia Pacific and the number two worldwide announced today that; following its selection (see press release of September 11, 2006), the Los Angeles City Council voted unanimously to confirm the award to JCDecaux of a 10-year concession contract, including the extension option period, for advertising at LAX and Ontario airports.

With more than 60 million passengers per annum, LAX is the world's fourth largest airport and was the last major hub without an advertising program. This contract also includes marketing, sponsorship and naming rights opportunities, and should generate more than $200 million in revenues over its duration.

Jean-François Decaux, co-CEO of JCDecaux, said: "This award, following the renewal of the advertising concession for all three New York airports, BAA airports in the UK and Hong Kong airport some months ago, confirms JCDecaux's leadership position in airport advertising in the United States and worldwide".

Key Figures for the Group JCDecaux:
- *2005 revenues: €1,745.2M, H1 2006 revenues : €945.8M*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices. JCDecaux has entered the Interbrand rankings in 23rd position, with a brand value of €1.03 billion.*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (200,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *725,000 advertising panels in 48 countries*
- *Present in over 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

For more information, contact:

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

Vélo'v® in Lyon: a record breaker with 30,058 rentals in one day

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Paris, October 16, 2006 - JCDecaux (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific, and the number two worldwide, announces that Vélo'v®, the self-service bicycle system installed in Lyon and Villeurbanne in May 2005, broke a new record for rentals on 12 October, during a partial public transport strike.

With 30,058 rentals, Vélo'v® proved once again that it is not only complementary to public transport within the framework of Grand Lyon's multi-choice-transport policy but it is also a substitution solution during strikes.

Each of the 2,560 Vélo'v® available played it's role as individual public transport by carrying 12 different cyclists throughout the day. The 69,000 subscribers and 3,091 users who bought weekly cards on this occasion saw their needs fulfilled and the peak of activity was absorbed thanks to the reliability and quality of the maintenance of the system installed by JCDecaux.

These are the guarantees which have led Brussels, Aix en Provence and Marseille to adopt the service which was created, developed and is managed by JCDecaux, the world's number one self-service bicycle provider and candidate for the Paris tender.

Key Figures for the JCDecaux Group:

- *2005 revenues: €1,745.2m, first half 2006 revenues: €945.8M*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices.*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (200,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *725,000 advertising panels in 48 countries*
- *Present in over 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

Communications Department

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Finance Department

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

FILE 82-524.

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Paris public tender: SOMUPI, a subsidiary of JCDecaux and Médias et Régies Europe, files a pre-contractual summary request

Paris, October 20, 2006 - JCDecaux (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific and number two worldwide, announced today that SOMUPI (a joint venture company 66% owned by JCDecaux and 34% owned by Médias et Régie Europe, a Publicis company) has filed a pre-contractual summary request with the Administrative Court in Paris relating to the public tender for the installation and operation of a fleet of bicycles and a range of street furniture in Paris.

The procedure chosen by the city for this public tender requires SOMUPI to ask the judge to verify whether the rules relating to public procurements in France have been followed.

The filing has been made at this early stage to avoid any subsequent claims relating to these matters when the final award is made by the city.

Key Figures for the JCDecaux Group:

- *2005 revenues: €1,745.2m, first half 2006 revenues: €945.8M*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices.*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (200,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *725,000 advertising panels in 48 countries*
- *Present in over 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

Communications Department

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Finance Department

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

FILE 82-5247

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Denmark
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Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay
Uzbekistan
Ukraine

Nine month revenues up 12.6% to €1,382.1 million, supported by solid organic growth

Paris, 25 October 2006 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific and the number two worldwide, announced today its revenues for the nine months ended 30 September 2006, reporting a 12.6% increase to €1,382.1 million compared to the same period last year. Excluding acquisitions and the impact of foreign exchange, organic revenues rose by 7.8% for the first nine months of 2006.

In the third quarter, revenues increased by 10.8% to €436.3 million. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 8.3%. These results reflect the continued strong growth of Transport, the sound performance of Street Furniture and the good progress of Billboard, which reported double digit organic revenue growth in the quarter.

Reported revenues

(in million €)	2006				Change (%)	
	Q1	Q2	**Q3**	9 months	**Q3 06/05**	9 months 06/05
Street Furniture	227.5	258.2	**208.6**	694.3	**3.5%**	5.8%
Billboard	103.9	118.5	**108.5**	330.9	**13.0%**	6.6%
Transport	110.8	126.9	**119.2**	356.9	**23.8%**	36.9%
Total Group	**442.2**	**503.6**	**436.3**	**1,382.1**	**10.8%**	**12.6%**

Organic growth[(1)]

(in million €)	Change (%)	
	Q3 06/05	9 months 06/05
Street Furniture	**3.8%**	5.1%
Billboard	**13.7%**	6.9%
Transport	**12.1%**	15.7%
Total Group	**8.3%**	**7.8%**

(1) excluding acquisitions/divestitures and the impact of foreign exchange

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

Street Furniture revenues for the first nine months of 2006 increased by 5.8% to €694.3 million. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 5.1%. Core advertising revenues, excluding revenues related to the sale, rental and maintenance of street furniture contracts, rose by 4.9% organically.

In the third quarter, revenues increased by 3.5% to €208.6 million (+3.8% on an organic basis) compared to the same period last year. Core advertising revenues, excluding revenues related to the sale, rental and maintenance of street furniture contracts, rose by 4.7% organically. In Europe, double digit revenue increases were reported in Spain, Austria, The Netherlands as well as in Germany and Italy, while in France, advertising revenues continued to grow. In Asia and the Rest of the World, double digit revenue growth was maintained while revenues from North America enjoyed sound progression.

Billboard revenues for the first nine months of 2006 increased by 6.6% to €330.9 million. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 6.9% over the period.

In the third quarter, revenues increased by 13.0% to €108.5 million (+13.7% on an organic basis). The Group produced double digit revenue growth in its key billboard markets including France, the United Kingdom, Austria and Portugal.

Transport revenues for the first nine months of 2006 increased by 36.9% to €356.9 million, following the 2005 acquisitions of MediaNation and Media Partner International in China. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 15.7% over the period.

In the third quarter, revenues increased by 23.8% to €119.2 million. Organic revenue growth reached 12.1% over the period. Double-digit organic revenue growth was achieved in a number of key markets including France, Germany, Spain, Portugal, and the United States, where revenues were boosted by the renewed and extended contract with the New York Airports. Solid revenue increases were also reported in Austria and Italy, while market conditions remained challenging in the United Kingdom.

Commenting on the third quarter revenues, Jean-Charles Decaux, Chairman of the Executive Board and Co-CEO, said:

"We are very pleased to report group organic revenues growing in high single digits for the third consecutive quarter. This progression reflects a strong revenue improvement in Billboard, further double-digit growth in Transport revenues and sound advertising revenue growth from Street Furniture. While market conditions improved in many countries including France, our revenue growth outperformed overall advertising markets reflecting our investment in both high quality advertising networks and strong sales and marketing teams.

The double-digit revenue increase from Transport advertising, the overall improvement in the French advertising market compared to 2005, as well as the good progress of our North American and Asia-Pacific operations, should continue fuelling our organic revenue growth, which we still expect to be above 6% for 2006 - comfortably ahead of forecasts for growth in the worldwide advertising market."

JCDecaux

Next information :
2006 Full Year Revenues on 30 January 2007, after market

Key Figures for the Group:

- *2005 revenues: €1,745.2M ; H1 2006 revenues: € 945.8M*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (200,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *725,000 advertising panels in 48 countries*
- *Present in 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

For more information, contact:

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

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